May 23, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PAREXEL International Corporation
Form 10-K for Fiscal Year ended June 30, 2007
Filed August 27, 2007
File No. 000-21244
Ladies and Gentlemen:
On behalf of PAREXEL International Corporation (“PAREXEL” or the “Company”), I am responding to the comment contained in the staff’s letter dated April 9, 2008 to Mr. Josef H. von Rickenbach, Chairman and Chief Executive Officer of the Company.
Cash Bonuses under Management Incentive Plan, page 16
1.	We note your response to comment 1. However, we continue to believe that disclosure of your personal goals and Business Operating Margin will be required in future filings in discussing the compensation awarded to, earned by or paid to the NEOs for the recently completed fiscal year.

Your response stated that 20% of each NEO’s total annual incentive compensation was based on personal goals and for some of your NEOs 20 to 30% of each NEO’s annual incentive was dependant on achievement of business operating margin objectives. Therefore, it appears that these goals could potentially be material. Please confirm that you will evaluate whether any of the personal goals are material on an annual basis and disclose the ones that you determine are material. For example, if any NEO achieves only one of the personal goals that were specified and it was determined that it was sufficiently significant and that he/she was determined to have earned the portion of his/her compensation attributable to meeting personal goals, this goal should be disclosed.

We are willing to consider whether disclosure of your Business Unit Objectives should be entitled to confidential treatment only in instances where the disclosure of these goals will enable your competitors to determine the specifics of your cost structure. If this is the case, please provide a detailed analysis demonstrating how the specific goals can be used to determine such specifics.
Response:
Personal Goals
We note the staff’s comment regarding the potential materiality of personal goals, and we confirm that we will evaluate on an annual basis whether any of the personal goals are material, and that, subject to the following paragraph, we will disclose the ones that we determine are material.

Security and Exchange Commission
File No. 000-21244
May 23, 2008

Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, in those cases where we determine that disclosure of material personal goals would result in competitive harm to the Company, we will not disclose such personal goals, but will instead discuss the expected probability of achievement of such goals. In our letter to the staff dated March 31, 2008 (the “March 31 Letter”), we provided our detailed analysis of the competitive harm that would result from disclosure of the personal goals and the probability-of-achievement disclosure that we would provide. We will evaluate on an annual basis whether any of the personal goals that were material may nevertheless not be disclosed in accordance with Instruction 4 to Item 402(b) of Regulation S-K.
Business Operating Margin
We note the staff’s comment regarding our Business Unit Objectives. In response, set forth below is our detailed analysis of the competitive harms that would result from disclosure of the business operating margin objectives (“BOM Objectives”) for our business segments and business units. Please note that this response supersedes in its entirety our response in the March 31 Letter with respect to BOM Objectives.
We do not believe that the BOM Objectives for our business segments or our business units are required to be disclosed under Instruction 4 to Item 402(b) of Regulation S-K. We do not publicly disclose, and believe it is not appropriate to disclose, such metrics because we believe that disclosure of these objectives would result in competitive harm to the Company for the reasons discussed below.
Business Segments

We publicly disclose service revenue, direct costs and gross profit (which is service revenue less direct costs) for each of our three business segments (Clinical Research Services; PAREXEL Consulting and Medical Communications Services; and Perceptive Informatics, Inc.). We do not publicly disclose on a segment basis other operating costs, including selling, general and administrative expense because these costs are allocated on a geographic basis. The business operating margin for each segment is determined by subtracting the estimated selling, general and administrative expense that would be allocated to that segment from the gross profit for that segment. If we were to disclose the business operating margin for each segment, our competitors would be able to determine the selling, general and administrative expense for that segment and thereby gain insight into our cost structure.

Our competitors could use this critical information to approximate the minimum price that we would be able to charge our customers and could adjust the pricing of their services to more effectively compete with us. If our competitors were to undercut our pricing, our customers may begin to purchase our competitors’ services, which would cause our sales and revenue to decrease, harm our financial performance and decrease our market share. In addition, since many of our competitors are institutions that are not subject to public disclosure obligations, such as in-house departments of pharmaceutical companies, universities, teaching hospitals, and other site organizations, we would not be able to obtain similar insights into our competitors’ cost structures, and thus we would be unfairly disadvantaged.

Our customers also could leverage information about our cost structure to negotiate more favorable term and lower prices. With customers aware of such metrics, we would be at a distinct disadvantage from a negotiating standpoint and would likely have to lower our prices in response. We would then suffer decreased profit margins. Such losses would be the result of a severe competitive disadvantage, as our competitors’ metrics would not be public knowledge (as ours would be), allowing our competitors to establish superior negotiating positions with customers.

Security and Exchange Commission
File No. 000-21244
May 23, 2008

Business Units

Although we publicly disclose the service revenue, direct costs and gross profit of each of our business segments (Clinical Research Services; PAREXEL Consulting and Medical Communications Services; and Perceptive Informatics, Inc.), we do not disclose such information for any of our business units (including (i) Clinical Pharmacology, (ii) Clinical Research Services excluding Clinical Pharmacology, and (iii) PAREXEL Consulting). We also do not disclose the selling, general and administrative expense for any of our business units. If we were to disclose the BOM Objectives for our business units, third parties could use such information coupled with the information we currently disclose for each of our business segments to approximate key internal financial measures that have not previously been disclosed and would not otherwise be disclosed. Our competitors could use these internal financial measures to gain a competitive advantage over the Company. Disclosure of the BOM Objectives for our business units would reveal confidential information about our cost structure and cause PAREXEL to suffer the same competitive harms described above under “Business Segments.”

In addition to the competitive harms described above, to the extent third parties who conduct business in related markets find the profit margins of one of our business units attractive, they may enter our market and emerge as another source of competition. This increase in competition from current competitors and the emergence of new competitors would likely require us to incur additional costs in order to maintain our market share.

Anticipated BOM Objective Disclosure for 2008 Proxy Statement

We expect to provide substantially the following modified disclosure regarding the BOM Objectives in the 2008 Proxy Statement:

“With regard to the goals set by the Board regarding BOM objectives, in each case our Compensation Committee set an incentive objective with an expected probability of achievement of 80% based on historical performance and established budgets.”
*****

Security and Exchange Commission
File No. 000-21244
May 23, 2008

In connection with responding to the staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact either the undersigned at 781-434-4158, douglas.batt@parexel.com, or W. Brett Davis of PAREXEL at 781-434-4056, brett.davis@parexel.com.
Very truly yours,
/s/ Douglas A. Batt

By: Douglas A. Batt, Senior Vice President,
General Counsel and Secretary of PAREXEL International Corporation

cc:	Securities and Exchange Commission:

Jeffrey Riedler, Assistant Director
Rose Zukin

PAREXEL International Corporation:

Mr. Josef H. von Rickenbach, Chairman and Chief Executive Officer
W. Brett Davis, Associate General Counsel